GreenMo Inc.

6930 Carroll Avenue, Suite 432

Takoma Park, MD 20912

April 10, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Larry Spirgel

Re:	GreenMo Inc.
Offering Statement on Form 1-A
File No. 024-10698

Dear Mr. Spirgel:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of GreenMo Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, April 11, 2019.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent Mr. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

GreenMo Inc.

By:	/s/ Neal Holtz
Neal Holtz Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.